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SECURI'

16002117

SEC Mail Processing Section APR 01 2016 Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2015 AND ENDING 01/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rance King Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3737 East Broadway
(No. and Street)

Long Beach (City) California (State) 90803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia LLP
(Name – *if individual, state last, first, middle name*)

3501 Jamboree Road, Suite 350, Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

NW

OATH OR AFFIRMATION

I, William Rance King, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rance King Securities Corporation, as of January 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WR King Jr.
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On March 30, 2016 before me, Denise L. Warren,
Date *Here Insert Name and Title of the Officer*

personally appeared William Rance King Jr.
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

DENISE L. WARREN
COMM. #2074171
Notary Public - California
Los Angeles County
My Comm. Expires July 11, 2018
NR01

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

CONTENTS

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rance King Securities Corporation

We have audited the accompanying financial statements of Ascendiant Capital Markets, LLC (the "Company") (a California corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of January 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP

Newport Beach, CA
March 28, 2016

RANCE KING SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2016

ASSETS

Current assets:	
Cash in bank	$ 335,000
Note receivable	150,000
Prepaid taxes	1,861
Total current assets	486,861
Long-term asset:	
Long-term investment	33,200
Total long-term asset	33,200
Total assets	$ 520,061

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accrued expenses	$ 235,693
Total liabilities	235,693
Stockholder's equity:	
Common stock, no par value; 100 shares authorized; 50 shares issued and outstanding	10,000
Additional paid-in capital	28,911
Retained earnings	245,457
Total stockholder's equity	284,368
Total liabilities and stockholder's equity	$ 520,061

RANCE KING SECURITIES CORPORATION
STATEMENT OF INCOME

YEAR ENDED JANUARY 31, 2016

Revenues:		
Marketing and due diligence income - related party		$ 1,021,307
Commissions income - related party		2,379,551
Total revenues		3,400,858
Expenses:		
Commissions	$ 2,583,260	
Salaries	399,996	
Marketing and due diligence	217,227	
Professional fees	50,279	
Conferences and seminars	46,950	
Occupancy	25,669	
Postage and delivery	18,299	
Licenses, fees and regulatory assessments	13,943	
Office supplies	12,730	
Meals and entertainment	8,088	
Dues and subscriptions/other	20,451	
Total expenses		3,396,892
Operating Income		3,966
Other Income:		
Interest income		2,026
Income before income taxes		5,992
Income taxes		2,194
Net income		$ 3,798

RANCE KING SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JANUARY 31, 2016

	Common Stock	Additional Paid-in capital	Retained Earnings	Total
Balance, beginning of year	10,000	28,911	241,659	280,570
Net income	-	-	3,798	3,798
Balance, end of year	$ 10,000	28,911	245,457	284,368

RANCE KING SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED JANUARY 31, 2016

Cash flows from operating activities:	
Net income	$ 3,798
Adjustments to reconcile net income to net cash used for operating activities:	
Decrease in:	
Prepaid taxes	1,144
Increase in:	
Accrued expenses	128,569
Net cash flows provided by operating activities	133,511
Cash flows from investing activities	-
Cash flows from financing activities:	
New demand note issued to a related party	(150,000)
Net cash flows used for financing activities	(150,000)
Net decrease in cash	(16,489)
Cash, beginning of year	351,489
Cash, end of year	$ 335,000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 1,050

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered-broker dealer incorporated under the laws of the State of California maintaining its principal and only active office in Long Beach, California. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3, and the Company does not hold customer funds or securities. The Company's primary business consists of the wholesaling and retailing of direct participation programs for which a related entity is the general partner. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at January 31, 2016.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company places its cash with high quality banking institutions and may at times exceed federally insured limits of $250,000. As of January 31, 2016, the Company had cash deposits in one financial institution amounting to $275,662, which exceeded federally insured limits by $25,662. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value Measurements, continued

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that unobservable in the marketplace and significant to the valuation.

Revenue Recognition

Revenue is recognized when evidence of an agreement exists, the price is fixed or determinable, collectability is reasonably assured and services performed. The Company recognizes revenue pursuant to the Managing Dealer Agreement with its related party when commission income is earned from sale of Shares and Tenant in Common Interests. Please refer to Note 6 for related party transactions.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Current income taxes result from reporting of Federal income tax and California franchise tax for financial and tax purposes.

Reclassification

Certain amounts previously reported have been reclassified to conform to the current period presentation. The reclassifications were made to change the income statement presentation to provide the users of the financial statements additional information related to the operating results of the Company. The reclassifications had no effect on net income or assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) NOTE RECEIVABLE

The Company has originated a simple interest demand loan to Hawker 258787 Leasing LLC (HL), a single member limited liability company owned by Rance King Properties, Inc. (RKP), an affiliate of the Company. The loan was provided on November 4, 2015 in the amount of $150,000 at 5% per annum for HL's business operations.

(3) LONG-TERM INVESTMENT

The Company's long-term investment consists of the following:

Artwork	$ 33,200
	$ 33,200

The artwork is valued at cost since the artwork has very limited market and would sell for essentially its cost.

(4) FAIR VALUE

The following table presents the Company's assets and related valuation inputs within the fair value hierarchy utilized to measure value as of January 31, 2016 on a nonrecurring basis:

	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Long-term investment	$ -	$ -	$ 33,200

(5) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current	$ 1,394	$ 800	$ 2,194
Deferred	-	-	-
	$ 1,394	$ 800	$ 2,194

(5) INCOME TAXES, continued

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at January 31, 2016.

The Company files income tax returns in the U.S. federal jurisdiction and the State of California. The Company's income tax returns for the tax years ending 2012 and forward remain open for examination by federal, and 2011 and forward remain open for examination by State of California. The Company had prepaid taxes in the amount of $1,861 as of January 31, 2016.

(6) RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with RKP. The Company agreed to lease and/or utilize certain facilities, equipment, personnel, and third party services from RKP. On October 1, 2015, the agreement was amended and shall remain in effect unless terminated according to its terms. Unless terminated, the agreement shall thereafter automatically renew for successive one-year periods. During the term, the Company is legally obligated to RKP for certain costs based on the Company's pro rata share of these costs, which include rental of facility, utilities, office expenses, accounting and tax services, and personnel, which totaled $156,864 for the year ended January 31, 2016.

On May 15, 2011, the Company entered into a Managing Dealer Agreement (the "MDA") with certain Limited Liability Companies (LLCs), which are related to the100% owner of the Company and is also a managing member of the LLCs. The terms of the MDA appoints the Company as the LLCs exclusive managing placement agent for the purpose of the placement of all Shares and Tenant in Common Interests. The Company will receive sales commission equal to 7% of the proceeds released to the LLCs, a marketing management or placement fee equal to 2%, a non-accountable due diligence allowance of 0.5% of the proceeds, and a non-accountable marketing allowance of 0.5% of the proceeds. The Company earned commissions totaling $2,379,551 from the sale of interests of certain limited liability companies (LLC's) for the year ended January 31, 2016.

(7) NET CAPITAL

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of January 31, 2016, the net capital ratio was 2.37 and the net capital was $99,307 which exceeded the required minimum capital by $83,593.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was March 30, 2016. No transactions or events were found that were material enough to require recognition in the financial statements.

RANCE KING SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION

RANCE KING SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JANUARY 31, 2016

Total stockholder's equity		$ 284,368
Less non-allowable assets:		
Prepaid taxes	(1,861)	
Long-term investment	(33,200)	
Note receivable	(150,000)	
		(185,061)
Net capital		99,307

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 15,714
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 15,714
Excess net capital	$ 83,593

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 235,693
Ratio of aggregate indebtedness to net capital	2.37
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

RANCE KING SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JANUARY 31, 2016

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

RANCE KING SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

JANUARY 31, 2016

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Rance King Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Rance King Securities Corporation identified the following provision of 17 C.F.R 15c3-3k under which Rance King Securities Corporation claimed an exemption from 17 C.F.R 240.15c3-3: (2) (i) the exemption provisions and (2) Rance King Securities Corporation stated that Rance King Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Rance King Securities Corporation management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about Rance King Securities Corporation compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k) 2(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

/s/ Anton & Chia, LLP
March 30, 2016

RANCE KING SECURITIES CORPORATION

EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5

YEAR ENDED JANUARY 31, 2016

RANCE KING SECURITIES CORPORATION (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R§240.15c3-3 ("Customer protection - reserves and custody of securities") under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17C.F.R. §240.15c3-3(k)(2)(i) during the period of February 1, 2015 through January 31, 2016 without exception.

RANCE KING SECURITIES CORPORATION

I, William Rance King, Jr., affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

William Rance King, Jr. – President

March 30, 2016
(Date)

NTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholder of
Rance King Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2016, which were agreed to by Rance King Securities Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc.(FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended January 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended January 31, 2016, noting no differences.
3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Anton & Chia, LLP

Newport Beach, CA
March 30, 2016

AHC tied the calculations from the SIPC-7 below to the schedule provided by Woon Soo, CPA <WP 9203>.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended January 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-031539 FINRA JAN 10/24/1984
RANCE KING SECURITIES CORPORATION
3737 E BROADWAY
LONG BEACH, CA 90803-6104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ NONE.

B. Less payment made with SIPC-6 filed (exclude interest) ( )

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) NONE.

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ NONE.

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rance King Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 7th day of March, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning FEB 1, 2015
and ending JAN 31, 2016

Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,402,884.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	NONE
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,583,260.
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	200,659.
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See Reg D - unregistered securities (Exhibit C) (Deductions in excess of $100,000 require documentation)	2,379,551.
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	
Total deductions	5,163,470.
2d. SIPC Net Operating Revenues	$ <1,760,586.>
2e. General Assessment @ .0025	$ NONE

(to page 1, line 2.A.)

EXHIBIT "C"

PURCHASER REPRESENTATIVE'S QUESTIONNAIRE

THIS IS FOR USE BY PURCHASER REPRESENTATIVE ADVISING POTENTIAL INVESTORS ON THE RISKS AND SUITABILITY OF THIS INVESTMENT.

RK OPPORTUNITY FUND III, LLC
3737 E. Broadway
Long Beach, CA 90803

Gentlemen:

The information contained herein is being furnished to you in order for you to determine whether a sale of Shares (the "Shares") of RK OPPORTUNITY FUND III, LLC (the "Company") may be made to the following prospective Investor(s):

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in light of the requirements of Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and/or Regulation D, Rule 506 promulgated thereunder, and similar sections of the securities laws of various states, the undersigned understands that (a) you will rely upon the information contained herein for purposes of such determination; (b) the Shares will not be registered or qualified under the Act in reliance upon the exemption from registration afforded by Section 4(2) of the Act and/or Regulation D; (c) the Shares will not be registered and/or qualified under state securities laws unless an exemption from registration or qualification does not exist in a state where the Shares will be sold, and this Questionnaire is not an offer to sell the Shares or any other securities to the undersigned Purchaser Representative.

I note you have provided to the above-named Investor a Private Placement Memorandum dated June 1, 2013 in connection with the offering of the Shares. It should be noted by you that nothing herein shall be construed as a representation by me that I have attempted to verify the information set forth in the Private Placement Memorandum;

RATHER, TO THE CONTRARY, THE SCOPE OF MY ENGAGEMENT BY, AND MY DISCUSSION WITH, THE ABOVE-NAMED INVESTOR HAVE BEEN LIMITED TO A DETERMINATION OF THE SUITABILITY OF AN INVESTMENT IN THE SHARES BY THE ABOVE-NAMED INVESTOR IN LIGHT OF SUCH INVESTOR'S PRESENT INVESTMENT CIRCUMSTANCES AS SUCH CIRCUMSTANCES HAVE BEEN PRESENTED TO ME. FOR THIS PURPOSE I HAVE ASSUMED BUT DO NOT IN ANY WAY REPRESENT OR WARRANT, EITHER TO YOU OR TO THE ABOVE-NAMED INVESTOR THAT THE INFORMATION SET FORTH IN THE PRIVATE PLACEMENT MEMORANDUM IS ACCURATE AND COMPLETE IN ALL MATERIAL RESPECTS. EACH AND EVERY STATEMENT MADE BY ME IN THE FOLLOWING PARAGRAPHS IS QUALIFIED BY REFERENCE TO THE FOREGOING.

With the above in mind, I herewith furnish you with the following information:

I. I have discussed the Private Placement Memorandum with the above-named Investor with a view to determining whether an investment in the Shares by such Investor's financial circumstances, as such circumstances have been disclosed to me by such Investor.

III. The undersigned is not an Affiliate or a director, officer, or other employee of the Managing Members except as follows. (State "No Exceptions" or set forth exceptions and give details.)

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